Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$37,480	$28,430	$13,178	$15,102	$14,731
2 An estimate of the interest factor in rental expense	4,367	5,418	4,607	4,165	2,859

Total Fixed Charges	$41,847	$33,848	$17,785	$19,267	$17,590

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$(367,222)	$201,563	$112,463	$58,239	$24,968
2 Fixed charges	41,847	33,848	17,785	19,267	17,590
3 Amortization of capitalized interest (less interest capitalized)	(572)	(796)	102	207	316

Total Earnings	$(325,947)	$234,615	$130,350	$77,713	$42,874

Ratio of Earnings to Fixed Charges (1)	—	6.9	7.3	4.0	2.4

(1) Earnings were inadequate to cover fixed charges by $367.8 million in 2008.